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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003
Commission File No. 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200 Toronto, Canada M5J 2T3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☒	No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

        The following documents (or indicated portion of those documents) furnished with the Form 6-K filed by the registrant on March 21, 2003 shall be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended):

1.
Audited comparative consolidated financial statements, and the related notes thereto, of the registrant as at and for the years ended December 31, 2002 and 2001 and the Auditors' Report thereon (contained in the 2002 Annual Report of the registrant).

2.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant (contained in the 2002 Annual Report of the registrant).

3.
Management's Information Circular dated February 28, 2003 for the registrant's annual meeting of shareholders held on April 17, 2003 (excluding (a) the sections entitled "Human Resources and Compensation Committee," "Report on Executive Compensation," "Performance Graph" and "Statement of Corporate Governance Practices" and (b) Schedule A — Corporate Governance Guidelines).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
May 19, 2003	By:	/s/ P.D. Lafrance P.D. Lafrance — Assistant Secretary

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SIGNATURES